FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of September


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





Media
Information

                            27 September 2004
              BG Group announces increase in Rosetta DCQ

In addition to the information released on Friday 24 September BG Group along with its partners in the Rosetta Concession, Edison International and Shell, have now reached agreement with Egyptian General Petroleum Corporation (EGPC) and Egyptian Natural Gas Holding Company (EGAS) to increase the Rosetta Daily Contracted Quantity (DCQ) to 345 mmscfd from the current 275 mmscfd, effective during the second quarter of 2005. Debottlenecking of the processing terminal will increase the facility capacity to 380 mmscfd.

BG Group Chief Financial Officer, Ashley Almanza, along with Executive Vice President and Managing Director, Mediterranean Basin and Africa, Stuart Fysh, are today hosting a two-day visit for analysts in Egypt.

A webcast of the analyst presentation can be accessed live at 8.00am (UK time) this morning via the BG Group website (www.bg-group.com), after which a recording of the webcast and a copy of the presentation will be available at this site.
                                     -ends-

There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2003.



Enquiries:

Communications +44 (0)118 929 3717

Out of hours media pager: +44 (0) 7659 150428

Investor Relations +44 (0) 118 929 3025

Website: www.bg-group.com


 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 27 September, 2004                             By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary